# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STAR GROUP, L.P., CIK 0001002590
CUSIP: 85512C105
Title of class of securities: Common Units
Address of issuer's principal executive offices: 9 WEST BROAD STREET, SUITE 310, STAMFORD, Connecticut (CT), 06902
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000921895-19-000358
Filed by CIK 0001399386

## Reporting persons
- Bandera Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,745,360; shared voting power 0; sole dispositive power 2,745,360; shared dispositive power 0; aggregate amount beneficially owned 2,745,360 (8.1% of the class)
- Bylinsky Gregory: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,827; shared voting power 2,745,360; sole dispositive power 4,827; shared dispositive power 2,745,360; aggregate amount beneficially owned 2,750,187 (8.1% of the class)
- Gramm Jefferson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 206,483; shared voting power 2,745,360; sole dispositive power 206,483; shared dispositive power 2,745,360; aggregate amount beneficially owned 2,951,843 (8.7% of the class)

## Item 1. Issuer
Name of issuer: STAR GROUP, L.P.
Address of issuer's principal executive offices: 9 West Broad Street, Suite 310, Stamford, Connecticut 06902

## Item 2. Person Filing
Name of person filing:
This statement is filed by Bandera Partners LLC, a Delaware limited liability company ("Bandera Partners"), Gregory Bylinsky and Jefferson Gramm. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Bandera Partners, Mr. Bylinsky and Mr. Gramm are filing this Statement with respect to 2,745,360 Common Units (the "Master Fund's Units") directly held by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership ("Bandera Master Fund"). In addition, Mr. Gramm is also filing this Statement with respect to 206,483 Common Units directly owned by Mr. Gramm. Mr. Bylinsky is also filing this Statement with respect to 4,827 Common Units directly owned by Mr. Bylinsky.

Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund's Units by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund's Units.

Mr. Bylinsky and Mr. Gramm are Managing Members of Bandera Partners.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Common Units that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Units reported herein that he or it does not directly own. Without limiting the foregoing sentence, Bandera Master Fund specifically disclaims beneficial ownership of the Master Fund's Units by virtue of its inability to vote or dispose of such Common Units.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 138 Atlantic Avenue, Brooklyn, New York 11201.
Citizenship: Bandera Partners is organized under the laws of the State of Delaware. Each of Messrs. Bylinsky and Gramm is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
All ownership information reported in this Item 4 is as of the close of business on June 30, 2025.

Bandera Partners LLC
2,745,360 Common Units

Gregory Bylinsky
2,750,187 Common Units

Jefferson Gramm
2,951,843 Common Units
Percent of class:
Bandera Partners LLC
8.1% (based on 33,865,975 Common Units outstanding as of May 30, 2025, calculated from the 34,565,975 Common Units outstanding as of April 30, 2025 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025, less the 700,000 Common Units repurchased by the Issuer on May 30, 2025 as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2025)

Gregory Bylinsky
8.1% (based on 33,865,975 Common Units outstanding as of May 30, 2025, calculated from the 34,565,975 Common Units outstanding as of April 30, 2025 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025, less the 700,000 Common Units repurchased by the Issuer on May 30, 2025 as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2025)

Jefferson Gramm
8.7% (based on 33,865,975 Common Units outstanding as of May 30, 2025, calculated from the 34,565,975 Common Units outstanding as of April 30, 2025 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025, less the 700,000 Common Units repurchased by the Issuer on May 30, 2025 as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2025)
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The right to receive dividends from, or the proceeds from the sale of, the Master Fund's Units is held by Bandera Master Fund, a private investment fund for which Bandera Partners serves as investment manager. Bandera Partners, Mr. Bylinsky and Mr. Gramm disclaim beneficial ownership of the Master Fund's Units reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2019.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bandera Partners LLC: /s/ Gregory Bylinsky, Gregory Bylinsky, Managing Member (11/13/2025)
- Bylinsky Gregory: /s/ Gregory Bylinsky, Gregory Bylinsky (11/13/2025)
- Gramm Jefferson: /s/ Jefferson Gramm, Jefferson Gramm (11/13/2025)